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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 22, 2002

                        Commission File Number: 001-14404

                           Telefonica del Peru S.A.A.
             (Exact name of registrant as specified in its charter)

                               Telefonica of Peru
                 (Translation of registrant's name into English)

                              Avenida Arequipa 1155
                            Santa Beatriz, Lima, Peru
                     (Address of principal executive office)

             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                            Form 20-F X     Form 40-F
                                     ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes         No X
                                   ---        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes         No X
                                   ---        ---


          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes         No X
                                   ---        ---


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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


                           Telefonica del Peru S.A.A.

                                TABLE OF CONTENTS

Item
----

1. Free translation of a letter to the CONASEV dated January 21, 2003, relating to key events approved by the Board of Directors.

2. Free translation of a letter to the CONASEV dated January 21, 2003, enclosing the Press Release sent to the general public on January 21, 2003.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Telefonica del Peru S.A.A.

Date:  January 22, 2002                 By:    /s/ Julia Maria Morales Valentin
                                           -------------------------------------
                                           Name:   Julia Maria Morales Valentin
                                           Title:  General Counsel of
                                                   Telefonica del Peru S.A.A.

                                                                          Item 1

                                  TRANSLATION



GGR-135-A-/2003
---------------
Lima, January 21, 2003



Messers.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-
------


Ref: Other Communications


Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-202-EF/94.10, Telefonica del Peru S.A.A. hereby informs that the Board of Directors held today reached the following agreements:

    - Accepted the resignation of Mr. Alfonso Bustamante y Bustamante as President of the Board of Directors, who will maintain his relationship with the Telefonica Group as a member of the Board of Directors and Executive Committee of Telefonica del Peru S.A.A., as well as President of Telefonica Foundation of Peru.

    - After the designation of Mr. Jose Ramon Vela Martinez as Corporate Development Director of Telefonica Internacional S.A. - an affiliate of Telefonica S.A. - the Board of Directors accepted his resignation as Director and Chief Executive Officer of the Company.

    - Accepted the resignation of Mr. Antonio Viana-Baptista as Director and Vice-president of the Board of Directors of Telefonica del Peru S.A.A..

    - Accepted the resignation of Messers. Manuel Fernandez Pollan and Antonio Mora Morando as Alternate Directors.

As a result of the above-mentioned resignations, the Board of Directors of Telefonica del Peru S.A.A. reached the following agreements:

    - Incorporated Messers. Javier Nadal Arino and Juan Revilla Vergara as Directors of the Company.

    - Assigned Mr. Javier Nadal Arino as President of the Board of Directors, who has been Director of Corporate Regulation of Telefonica since November 2002. According to the policy of the Group, he will also become the Executive President of the Telefonica Group in Peru.

    - Assigned as Chief Executive Officer Mr. Juan Revilla Vergara, who has been part of the Telefonica Group since 1995, the year during which he was the Controller of Telefonica del Peru S.A.A.; afterwards he was promoted to Chief Financial Officer of Telesp (Brazil), and then became the Corporate Purchasing Assistant Director of the Telefonica Group, the position he has held until today.

    - Assigned as Vice-president of the Board of Directors Mr. Jose Maria Alvarez Pallete, who became a member of the Board of Directors in November 2002.

    - Agreed that the new Executive Committee of the Board will be formed by the following gentlemen: Javier Nadal Arino as President, Juan Revilla Vergara, Alfonso Bustamante y Bustamante, Jose Grana Miro Quesada, Enrique Sparks and Jose Alvarez Pallete Lopez.

In addition, the Board of Directors of Telefonica del Peru S.A.A. approved the following changes in the management of the Company:

    - Accepted the resignation of the following managers: Javier Reguero Naredo and Antonio Mora Morando, as General Manager of Business Communication and Controller respectively, both of whom will return to work for the Telefonica Group in Madrid.

    - Assigned Mr. Eduardo Airaldi as General Manager of Business Communication, and Mr. Jose Luis Baranda as Controller of Telefonica del Peru S.A.A..

Finally, the Board of Directors of Telefonica del Peru S.A.A. assigned Mrs. Julia Maria Morales Valentin as the Representative to the Stock Exchange and agreed to delegate authority to the President of the Board of Directors, the General Manager and the Secretary General to decide the date, hour and place of the Annual Shareholders Meeting and the Class B Special Shareholders Meeting, as well as to decide the agenda of the meetings, to set the record, registration and payment dates, to decide the proposals, and to order the publication of notice of the meetings in the newspapers, and in general, to adopt all necessary decisions made in the normal course of the meetings.

Sincerely yours,
Julia Maria Morales Valentin
Stock Exchange Representative

                                                                          Item 2

                                  TRANSLATION



GGR-135-A-/2002
---------------
Lima, January 21, 2003



Messers.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES (CONASEV)
Lima.-
------


Ref: Other Communications


Dear Sirs,

According to the Peruvian Regulations of Key Events, Private Information and Other Communications approved by the Resolution of CONASEV No.
107-2002-EF/94.10, we, herewith, enclose the Press Release sent to the general public today by Telefonica del Peru S.A.A..

Sincerely yours,


Julia Maria Morales Valentin
General Council and Secretary
Telefonica del Peru S.A.A.

                                  PRESS RELEASE

21/01/03



JAVIER NADAL,
NEW PRESIDENT OF TELEFONICA DEL PERU


    -    Juan Revilla, Chief Executive Officer of the Company

Lima, January 21, 2003.- The Board of Directors of Telefonica del Peru has approved today the assignment of Javier Nadal Arino as the new President of the Company, after the resignation of Alfonso Bustamante y Bustamante. Until today, Javier Nadal was the Director of Corporate Regulation of Telefonica S.A.

Alfonso Bustamante, who was the leader during the consolidation of the businesses of Telefonica del Peru, will maintain his relationship with the Telefonica Group as Director of Telefonica del Peru S.A.A. and President of the Foundation of Telefonica in Peru.

Likewise, after the appointment of Mr. Jose Ramon Vela Martinez as Corporate Development Director of Telefonica Internacional S.A., an affiliate of Telefonica S.A., the Board of Directors of Telefonica del Peru S.A.A. has agreed that Juan Revilla will replace him as Chief Executive Officer of the Company. Mr. Revilla has been, until today, the Corporate Purchasing Assistant Director of Telefonica Group in Madrid.


Enclosed please find the CV of Mr. Javier Nadal Arino and Juan Revilla Vergara.

JAVIER NADAL ARINO


53 years old, married.
Telecommunications Engineer, graduate of the Politecnica University of Madrid and has a Diploma of Advanced Studies in Sociology and Political Science from the Universidad Complutense of Madrid.
At present, he is the Director of Corporate Regulation of Telefonica S.A since November 2002. He was the Director of Regulations in Telefonica Argentina between 1995 and 1997.

Previously he was the Director of Telecommunications between 1985 and 1995, during which he was also the delegate of Telefonica to the Spanish government. He was President of Retevision from 1989 to 1994. He has also been professionally active in the industrial sector at the Telettra Espanola in Milan, Italy and Torrejon de Ardoz between 1972 and 1977. He has collaborated as an expert in the Developmental Aid Program of the United Nations in Latin America.



JUAN REVILLA VERGARA

41 years old, married.
Graduated as an Economist from the Universidad del Pacifico in Lima.
At present he is the Corporate Purchasing Assistant Director of Telefonica Group in Madrid, a position he has held since March 2001.

Previously, between 1998 and February 2001, he was the Chief Financial Officer of TELESP in Brazil. Between the years 1995 and 1998, Mr. Revilla was the Controller of Telefonica del Peru.

He has also been Senior Analyst responsible for fixed income and equity issuance at the Madrid Stock Exchange.